

November 10, 2022

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
The Suns Group Center
200 Gloucester Road, 29th Floor
Wan Chai
Hong Kong

> **Re: Model Performance Mini Corp.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 4, 2022**
> **File No. 333-267125**

Dear Serena Shie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

Form F-4/A filed November 4 2022

Parties to the Business Combination, page 21

1. Please disclose the effective underwriting fee in the case of maximum redemptions, and ensure this is provided throughout your filing. We note the omission of this information on page 166.

Experts, page 264

2. We note on page 264 that you refer to the firm of Marcum Asia CPAs LLP for the audit of MultiMetaVerse Inc. in your disclosure of Experts. However, we note on page F-60 that

the Report of MultiMetaVerse Inc.'s Independent Registered Public Accounting Firm states that the Beijing office of the audit firm of Marcum Bernstein & Pinchuk LLP conducted the audit. Please revise the disclosure on pages 264 and F-60 to be consistent.

3. Please have Marcum Bernstein & Pinchuk LLP indicate in their consent the date it was issued.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jane Tam